

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via E-mail</u>
Michael Agliata
Vice President, General Counsel & Secretary
Interline Brands, Inc.
701 San Marco Blvd
Jacksonville, FL 32207

      Re: **Interline Brands, Inc.**
                   Form PREM 14A
                   Filed June 20, 2012
                   File No. 001-32380

Dear Mr. Agliata:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jay Ingram

                                Jay Ingram
                                Legal Branch Chief

cc: Edward T. Ackerman (*via e-mail*)
       Paul, Weiss, Rifkind, Wharton & Garrison LLP